SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

iBio, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

451033708
(CUSIP Number)

March 26, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451033708	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Lynx1 Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 878,492 shares of Common Stock (including 278,492 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 878,492 shares of Common Stock (including 278,492 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,492 shares of Common Stock (including 278,492 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON PN

* As more fully described in Item 4, the Lynx1 Fund holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 451033708	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Weston Nichols
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 878,492 shares of Common Stock (including 278,492 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 878,492 shares of Common Stock (including 278,492 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,492 shares of Common Stock (including 278,492 shares of Common Stock issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%* (see Item 4)
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, the Lynx1 Fund holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 451033708	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

iBio, Inc. (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

8800 HSC Parkway Bryan, TX 77807

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i)	Lynx1 Capital Management LP (the "Investment Manager"), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the "Lynx1 Fund"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by the Lynx1 Fund and the shares of Common Stock issuable upon the exercise of warrants directly held by the Lynx1 Fund; and

(ii)	Mr. Weston Nichols ("Mr. Nichols"), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by the Lynx1 Fund and the shares of Common Stock issuable upon the exercise of warrants directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

Lynx1 Capital Management LP 151 Calle de San Francisco Suite 200, PMB 1237 San Juan, PR 00901-1607

Weston Nichols c/o Lynx1 Capital Management LP 151 Calle de San Francisco Suite 200, PMB 1237 San Juan, PR 00901-1607

Item 2(c).	Place of Organization.

Investment Manager – Delaware Mr. Nichols – United States of America

CUSIP No. 451033708	13G	Page 5 of 7 Pages

Item 2(d).	Title of Class of Securities.

Common stock, $0.001 par value per share (the "Common Stock")

Item 2(e).	CUSIP Number.

451033708

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

CUSIP No. 451033708	13G	Page 6 of 7 Pages

The percentages set forth herein are calculated based upon an aggregate of 8,515,226 shares of Common Stock outstanding as of April 1, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 1, 2024, and assumes the exercise of warrants held by the Lynx1 Fund, subject to the 9.99% Blocker (as defined below).

Pursuant to the terms of certain warrants, the Lynx1 Fund cannot exercise such warrants to the extent the Reporting Persons would beneficially own, after such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker"). The percentage set forth on Row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all the warrants held by the Reporting Persons due to the 9.99% Blocker.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Lynx1 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 451033708	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2024
Lynx1 capital management lp By: Lynx1 Capital Management GP LLC, its general partner

	By:	/s/ Weston Nichols
Name: Weston Nichols
Title: Sole Member

/s/ Weston Nichols
WESTON NICHOLS